Exhibit 99.66

Q1

2005	For the three months ended March 31, 2005

StarPoint Energy Trust is pleased to announce its financial and operating results for the three months ended March 31, 2005.

StarPoint Energy Trust (“StarPoint” or the “Trust”) was created through the reorganization of StarPoint Energy Ltd. on January 7, 2005.

The Trust commenced operations as an oil and gas income trust on January 7, 2005.  Accordingly, the consolidated financial statements for 2005 and 2004 reflect the financial position, results of operations, and cash flows as if the Trust had always carried on the business of StarPoint Energy Ltd.

The term “units” has been used herein to identify both the trust units and the exchangeable shares of the Trust issued on or after January 7, 2005, as well as the common shares of StarPoint Energy Ltd. outstanding prior to the conversion on January 7, 2005. All per unit numbers referenced below are adjusted to give effect to a 4 for 1 consolidation of units outstanding effective on the January 7, 2005 conversion of StarPoint Energy Ltd. into StarPoint Energy Trust.

FINANCIAL HIGHLIGHTS

	Three months ended March 31
($ Thousands, except per unit and per boe amounts)	2005	2004 (2)	% Change
Production revenue (net of hedging)	35,873	19,320	86
Cash flow from operations before plan of arrangement costs (1), (3)	19,946	10,360	93
Per unit – basic	$0.81	$0.58	40
Per unit – diluted	$0.72	$0.50	44
Cash flow from operations after plan of arrangement costs (1), (3)	18,211	10,360	76
Per unit – basic	$0.74	$0.58	28
Per unit – diluted	$0.66	$0.50	32
Payout ratio before plan of arrangement costs	76%	—
Payout ratio after plan of arrangement costs	83%	—
Income before plan of arrangement costs (3)	4,410	1,728	155
Income after plan of arrangement costs (3)	1,053	1,728	(39)
Net income	2,924	1,728	69
Per unit – basic	$0.12	$0.10	20
Per unit – diluted	$0.11	$0.09	22
Weighted average units outstanding
Basic	24,665	18,017	37
Diluted	27,751	20,896	33
Trust units outstanding	27,409	20,082	36
Exchangeable shares outstanding	2,126	—

(1)           “Cash flow from operations” should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles (“GAAP”) as an indicator of StarPoint Energy Trust’s performance.  “Cash flow from operations” represents cash flow from operating activities prior to changes in non-cash working capital.  StarPoint Energy Trust’s financial determination of cash flow from operations may not be comparable to that found in the consolidated statements of cash flows in the financial statements.  StarPoint Energy Trust also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

(2)           The shares outstanding at March 31, 2004 have been converted on a 4 to 1 basis to reflect the exchange of each share of StarPoint Energy Ltd. for either 0.25 trust units or 0.25 exchangeable shares.

(3)           StarPoint Energy Trust incurred certain costs relating to the Plan of Arrangement with E3 Energy Inc. These costs have been expensed in the consolidated statement of income and accumulated earnings (deficit).

OPERATIONAL HIGHLIGHTS

	Three months ended March 31
($ Thousands, except per unit and per boe amounts)	2005	2004	% Change
Production
Natural gas (mcf/d)	16,416	12,103	36
Oil and natural gas liquids (bbl/d)	6,666	3,271	104
Oil equivalent (boe/d)	9,402	5,288	78
Wells drilled
Gross	18	17	6
Net	10.5	8.6	34
Success rate	89%	88%	1

President’s Letter to Unitholders

The Trust’s achievements in the first quarter of 2005 include the following:

•                  Successful reorganization of StarPoint Energy Ltd. and E3 Energy Inc. (“E3”) into StarPoint Energy Trust on January 7, 2005.

•                  Production increased to 9,402 boe per day in the first quarter of 2005, approximately 100 boe per day above the Trust’s first quarter market guidance, and 78 percent above the 5,288 boe per day in the first quarter of 2004.

•                  Cash flow increased to $19.95 million before Plan of Arrangement costs with E3, and to $18.21 million after Plan of Arrangement costs, in the first quarter of 2005 from $10.36 million in the same quarter of 2004, an increase of 93 and 76 percent respectively.

•                  Cash flow per unit, before Plan of Arrangement costs, increased to $0.81 in the first quarter of 2005 from $0.58 in the first quarter of 2004, an increase of 40 percent.

•                  On January 28, 2005, the Trust completed the acquisition of a private Alberta natural gas company (“Selkirk”) for net aggregate consideration of $62.7 million. The primary asset in Selkirk involves a 400 bcf original gas in place (“OGIP”) high quality, long life, liquids rich, tight natural gas pool located in the Deep Basin of NW Alberta.

•                  On February 18, 2005, the Trust completed an $11.7 million complementary acquisition of operated light oil reserves and production strategically focused in SE Saskatchewan.  The assets are characterized by long life, light oil reserves and production, and comprise operated properties with high working interests, undeveloped land and control of key producing infrastructure.

•                  On February 10, 2005, the Trust completed a financing of 3,760,000 trust units at an issue price of $18.00 per unit which resulted in gross proceeds of $67.7 million.  Net proceeds from the financing were used to pay down debt incurred with the Selkirk acquisition, the SE Saskatchewan acquisition, for 2005 capital expenditures and for general corporate purposes.

•                  Identified and began negotiations regarding a strategic energy trust combination between StarPoint and APF Energy Trust (“APF”) into a single trust to be managed by StarPoint’s existing management team.  This transaction was announced on April 13, 2005.

•                  Identified and initiated negotiations regarding an agreement to acquire a package of high quality, long life, operated crude oil properties strategically located in the Trust’s primary operating areas of Central and Southern Alberta for total cash consideration of approximately $392 million, after certain closing adjustments.  This transaction was announced May 9, 2005.

•                  Maintained an excellent balance sheet throughout the quarter which continues to position the Trust for continued growth in 2005 and beyond.

Operational Overview

The Trust had an active first quarter of 2005, with 16 wells (8.5 net) successfully drilled and cased out of a total of 18 (10.5 net) wells drilled, resulting in an overall success rate of 89 percent.

At Fort St. John, British Columbia, a new natural gas pool discovery well (100 percent WI) was drilled and brought on production in early 2005.  This well has produced steadily at 3 Mmcf/d for the entire first quarter.  Several potential follow-up locations have been identified on seismic and will be further evaluated for potential drilling in late 2005.

At Souris Flats in SE Saskatchewan, a step-out well (100 percent WI) has further delineated a new pool Midale Marly discovery found in late 2003.  The original vertical well has averaged approximately 35 boe per day in its first year of production.  The new step-out well had an initial production rate of 55 boe per day.  This new discovery pool has good horizontal drilling, and excellent secondary waterflood, potential.   In addition, a secondary new pool (100 percent WI) was discovered at Souris Flats in a deeper Frobisher horizon.  A twin horizontal well was drilled to access the Frobisher horizon, and has averaged over 500 boe per day at less than a 1% water cut in its first six weeks of production.

At Bryant in SE Saskatchewan, a step-out well (100 percent WI) has proved up additional productive lands on a new Frobisher pool.  This pool was first drilled by StarPoint in October, 2004, and the discovery well has averaged almost 200 boe per day over its first six months of production.   A new step-out Frobisher well (100 percent WI) at Bryant has very similar capabilities and is currently producing at 300 boe per day in its first month.  Several more development locations (all 100 percent WI) have been identified with 3D seismic, including potential step-out locations to further extend the pool.

Additional drilling at Bryant in SE Saskatchewan continued in the Midale Marly formation that was successfully started in mid-2004.  In addition to the four successful wells drilled in 2004, an additional horizontal well (100 percent WI) was successfully drilled into this large 40 million barrel original oil in place (“OOIP”) reservoir.  Other developments in the first quarter of 2005 include the successful initiation of a pilot waterflood project which was necessary to initiate a full secondary waterflood scheme.  Analogous pools in the Midale Marly formation have ultimate primary and secondary factors that approach 40 percent of the OOIP.

At StarPoint’s Pheasant Rump Alida pool in SE Saskatchewan (60 percent WI), final government and Native approvals are in place, and it is anticipated that drilling will begin in May, 2005.  Up to 12 potential Alida wells are planned prior to the end of 2005 to delineate this 10 - 12 MMstb OOIP pool.  Three existing wells in the pool currently produce approximately 450 boe per day of light oil, and have achieved a cumulative recovery of 800 Mstb in just three years.

Remaining capital expenditures for StarPoint for the next three quarters of 2005 include the drilling of 21 (17.25 net) light oil wells and 5 (4 net) natural gas wells, with net risked capital of approximately $11.1 million.  An additional 12 (5.93 net) recompletions will also be pursued at a net risked capital cost of $1.1 million.  Additional opportunities, such as the accelerated Pheasant Rump Alida horizontal drilling program in SE Saskatchewan, will be funded out of existing cash flow.

Outlook and Subsequent Events

StarPoint’s primary mandate is to focus on low cost operations, maintain and grow reserves and production, and distribute approximately 65-75 percent of its available cash flows to Trust unitholders in monthly distributions.

The Trust pursues an integrated strategy of acquisitions, exploitation and development of high quality, long life crude oil and natural gas reserves within the Trust’s key operating areas.

Strategic Combination – APF Energy Trust (“APF”) – Upward Revision to 2005 Guidance

On April 13, 2005, the Trust announced an agreement (the “Combination Agreement”) providing for the combination of StarPoint and APF (the “Combination”) into a single trust to be managed by StarPoint’s existing management team.

Prior to the Combination, in a separate transaction, APF unitholders will be given the right to receive common shares in a new, publicly listed, junior exploration company with approximately 1,000 boe per day of primarily natural gas production focused in Central Alberta called Rockyview Energy Inc. (“Rockyview”).  The existing APF management team will manage Rockyview.

Under the terms of the Combination Agreement, each APF trust unit issued and outstanding will be exchanged for 0.63 of a StarPoint trust unit on a tax-deferred rollover basis.

In addition, pursuant to a Plan of Arrangement, APF unitholders will be entitled to receive one common share of Rockyview for every one APF trust unit held.

Subsequent to the closing of the Combination, the combined StarPoint/APF Trust will possess the following characteristics:

•                  a focused, operated, long life, low decline reserve, production and cash flow base;

•                  an independently engineered reserve base of approximately 87.6 million boe of proven and probable reserves;

•                  a reserve life index (“RLI”) of approximately 9.3 years (proven plus probable);

•                  2005 exit production of more than 25,650 boe per day, comprised of 54 percent light oil and 46 percent natural gas;

•                  more than $35 million of unutilized credit availability, and a forward debt to cash flow of 1.2 times; and

•                  an extensive development drilling inventory and opportunity base with more than 575 (402.5 net) locations for light oil and natural gas in the Trust.

$392 Million Property Acquisition – Bought Deal Financing

On May 9, 2005, the Trust announced that it had entered into an agreement with EnCana Corporation to acquire a package of high quality, long life, operated crude oil properties strategically located in the Trust’s primary operating areas of Central and Southern Alberta for total cash consideration of approximately $392 million (the “EnCana Acquisition”).

The acquired assets comprise 22.8 million boe of proven plus probable reserves, and more than 6,750 boe per day of production (the “Assets”).  The Assets include more than 10 high quality, long life crude oil pools comprising more than 250 million barrels of original oil in place with significant opportunity for infill and step out development drilling, and waterflood potential.

In connection with the EnCana Acquisition, StarPoint entered into an agreement to sell 16,400,000 subscription receipts (the “Subscription Receipts”) at $18.00 per Subscription Receipt to raise gross proceeds of $295.2 million.  Each Subscription Receipt will be exchanged into one StarPoint trust unit to be issued from treasury upon closing the EnCana Acquisition.  StarPoint has granted the underwriters an option to purchase up to an additional 1,400,000 Subscription Receipts at $18.00 per Subscription Receipt. StarPoint has also agreed to sell $60 million of 6.5% convertible extendible subordinated debentures (the “Debentures”).  The Debentures will mature on July 31, 2010 and will be convertible into approximately 50.6329 StarPoint trust units per $1,000 face amount of Debentures, at any time, at the option of the holder, representing a conversion price of $19.75 per trust unit.

Following the closing of the Combination Agreement, the EnCana Acquisition and bought deal financing referred to above, StarPoint will have the following characteristics:

•                  a focused, operated, long life, low decline reserve, production and cash flow base;

•                  an independently engineered reserve base in the Trust of approximately 110.5 million boe of proven and probable reserves;

•                  a reserve life index of more than 9.6 years (proven plus probable);

•                  2005 exit production of more than 31,500 boe per day, comprised of 60 percent light oil and 40 percent natural gas;

•                  a large development drilling inventory of more than 700 (gross) lower risk development locations in its key operating areas, which provides for sustainable production additions through 2005 and beyond;

•                  a low pay-out ratio of 69 percent (fully diluted);

•                  combined debt and working capital of less than $385 million, and a forward debt to cash flow of less than 1.2 times; and

•                  fully diluted units outstanding of 88.750 million.

Upward Revision to 2005 Guidance – Increase to Monthly Distribution

Subject to closing the EnCana Acquisition and the Combination with APF, StarPoint’s 2005 exit rate is now being revised upward from 25,650 boe per day to more than 31,500 boe per day.

Subject to closing the EnCana Acquisition and the Combination with APF, StarPoint will increase its monthly distribution from $0.20 per unit to $0.21 per unit effective the distribution payable July 15, 2005 to unitholders of record no later than June 30, 2005.

Management continues to execute commodity price hedges for 2005, 2006 and 2007 at very attractive pricing parameters to provide stability to cash flows.

Forward Looking Statements

This document contains forward looking statements, including statements relating to management’s approach to operations, expectations relating to the number of wells, amount and timing of capital projects, interest rates, worldwide and industry production, prices of oil and natural gas, StarPoint production, cash flow and debt levels.  These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of StarPoint to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.  The reader is cautioned that assumptions used in preparation of such information, although considered reasonable by StarPoint at the time of preparation, may prove to be incorrect.

On behalf of the Board of Directors,

Paul Colborne

President and

Chief Executive Officer

May 10, 2005

Management’s Discussion and Analysis

Management’s Discussion and Analysis (“MD&A”) was prepared on May 10, 2005.  It should be read in conjunction with StarPoint Energy Trust’s (“StarPoint” or the “Trust”) unaudited interim consolidated financial statements for the three months ended March 31, 2005, StarPoint Energy Ltd.’s audited consolidated financial statements and MD&A for the period ended December 31, 2004, and StarPoint Energy Trust’s audited financial statements for the period ended December 31, 2004.

The financial data presented below has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  The reporting and measurement currency is the Canadian dollar.

The Trust commenced operations as an oil and gas income trust on January 7, 2005. Accordingly, the consolidated financial statements for 2005 and 2004 reflect the financial position, results of operations, and cash flows as if the Trust had always carried on the business formerly carried on by StarPoint Energy Ltd. All comparative figures referred to in the consolidated financial statements and this MD&A are the previous unaudited consolidated results of StarPoint Energy Ltd.

Management’s discussion and analysis contains the term “cash flow from operations” which represents cash flow from operating activities prior to changes in non-cash working capital.  Cash flow from operations is not a Canadian GAAP standard and therefore may not be comparable to performance measures presented by others.  Management believes that in addition to net income, cash flow from operations is a useful supplemental measure as it provides an indication of StarPoint’s operating performance, leverage and liquidity.  Investors should be cautioned, however, that this measure should not be construed as an alternative to net income determined in accordance with GAAP as an indication of StarPoint’s performance.

Where amounts are expressed on a barrel of oil equivalent (“boe”) basis, natural gas volumes have been converted to boe using a ratio of 6,000 cubic feet of natural gas to one barrel of oil equivalent.  This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead.  Boe figures may be misleading, particularly if used in isolation.

Significant Transactions

Plan of Arrangement

The Trust was established as part of a Plan of Arrangement (the “Arrangement”) which became effective on January 7, 2005. The Arrangement resulted in the shareholders of StarPoint Energy Ltd. and E3 Energy Inc. (“E3”) receiving trust units in the Trust and shares in a new publicly listed exploration and production company, Mission Oil and Gas Inc. (“Mission”).

Shareholders of both StarPoint Energy Ltd. and E3 received common shares of Mission and at their election, either units of the Trust, which pay monthly cash distributions, or exchangeable shares which may be exchanged into units of the Trust.

Specifically, shareholders of the respective companies received:

For each StarPoint Energy Ltd. common share owned:

(a)         0.2500 units of the Trust and 0.1111 shares of Mission, or

(b)         0.2500 exchangeable shares and 0.1111 shares of Mission.

For each E3 common share owned:

(a)         0.1100 units of the Trust and 0.0488 shares of Mission, or

(b)         0.1100 exchangeable shares and 0.0488 shares of Mission.

The Trust incurred costs related to the Arrangement which have been expensed on the consolidated statement of earnings and accumulated earnings (deficit) including $1.7 million for the termination of the stock option plan which reflects the unexpensed portion of the fair value of the outstanding options, and other transaction costs of $1.6 million.

Acquisition of Selkirk Energy Partnership

Effective January 28, 2005, StarPoint Energy Ltd. acquired all of the issued and outstanding shares of four private corporations for cash consideration of $68.5 million less cash and working capital acquired of $5.8 million.  Together, the private corporations owned 100 percent of the interests in Selkirk Energy Partnership (“Selkirk”), a general partnership formed under the laws of the Province of Alberta.  Selkirk was subsequently reorganized such that it was dissolved and StarPoint Commercial Trust (“the Subtrust”) now holds all of the assets and liabilities of Selkirk.

The acquisition of Selkirk was financed through borrowings under StarPoint’s demand revolving operating credit facility and an equity bridge loan with a major Canadian chartered bank.  On February 10, 2005, the Trust completed an offering of 3,760,000 trust units at $18.00 per unit for net proceeds of $64.3 million.  The net proceeds were used to pay down the amounts owing under the equity bridge loan and to reduce indebtedness under the credit facility.

Combination Agreement

On April 13, 2005, StarPoint and APF Energy Trust (“APF”) entered into a combination agreement (the “Combination Agreement”) providing for the combination of StarPoint and APF into a single trust to be managed by StarPoint’s existing management team (the “Combined Trust”).  The Combined Trust will continue under the name StarPoint Energy Trust. The closing of the Combination Agreement is subject to approval by APF unitholders.

Under the terms of the Combination Agreement, each APF unit issued and outstanding will be exchanged for 0.63 of a StarPoint unit on a tax-deferred rollover basis for Canadian residents.

Prior to the combination, in a separate transaction, APF unitholders will be given the right to receive common shares in Rockyview Energy Inc. (“Rockyview”), a new junior exploration company with approximately 1,000 boe per day of primarily natural gas production focused in Central Alberta.  The existing APF management team will manage Rockyview.

Property Acquisition – Equity Financing

On May 9, 2005 StarPoint entered into an agreement with EnCana Corporation (the “EnCana Acquisition”) to acquire crude oil properties located in Central and Southern Alberta for total cash consideration of $392 million, after certain closing adjustments. The acquisition has an effective date of May 1, 2005 and is expected to close on or about June 30, 2005. StarPoint has made a five percent non refundable deposit and, under certain circumstances, has agreed to pay a five percent non-completion fee.

In connection with the EnCana Acquisition, StarPoint has entered into an agreement to sell 16,400,000 subscription receipts (“Subscription Receipt”) at $18.00 per Subscription Receipt for gross proceeds of $295.2 million. StarPoint has also agreed to sell $60.0 million of 6.5% convertible extendable subordinated debentures (the “Debentures”). The Debentures will mature on July 31, 2010 and will be convertible into approximately 50.6325 StarPoint trust units per $1,000 face amount of the Debenture, at any time, at the option of the holder, representing a conversion price of $19.75 per trust unit.

StarPoint has granted the underwriters an option to purchase up to an additional 1,400,000 Subscription Receipts at $18.00 per Subscription Receipt.

Results of Operations

StarPoint’s operations in the first quarter of 2005 were significantly impacted by its strategic acquisitions of E3 and Selkirk in January 2005.

Production

The overall increase in production is attributable to strategic acquisitions, successful drilling results and optimization programs. Total daily production in the first quarter of 2005 averaged 9,402 boe per day, as compared to 5,288 boe per day in the first quarter of 2004, an increase of 78 percent.  Crude oil and NGL production averaged 6,666 bbl per day in the first quarter of 2005, compared to 3,271 bbl per day in the first quarter of 2004, an increase of 104 percent.  Natural gas production averaged 16.4 mcf per day in the first quarter of 2005, an increase of 36 percent over the first quarter of 2004 production of 12.1 mcf per day.

Pricing

StarPoint’s average crude oil and NGL price increased 15 percent for the first quarter of 2005 to $49.44 per bbl from $42.88 per bbl in the first quarter of 2004.  Benchmark Edmonton light sweet oil averaged $62.04 per bbl for the first quarter of 2005, 35 percent higher than the fourth quarter 2004 average of $46.00 per bbl.

The average natural gas price increased 11 percent in the first quarter of 2005 to $6.70 per mcf from $6.06 per mcf in the first quarter of 2004.  In comparison, the 30 day spot AECO-C Index remained constant at $6.75 per mcf in the first quarter of 2005 and 2004.

Revenue

Revenue, after the effects of hedging transactions, increased to $35.9 million in the first quarter of 2005 from $19.3 in the first quarter of 2004.  This 86 percent increase in revenue for the first quarter of 2005 compared to the same period in 2004 is a result of increased production from strategic acquisitions, successful drilling results and optimization programs and increases in commodity prices.

Royalty Expenses

Royalties in the first quarter of 2005 were $7.8 million or 22 percent of revenue, compared with $4.5 million or 23 percent of revenue in the first quarter of 2004.  Royalties are calculated and paid based on oil and natural gas revenues, net of the associated transportation costs and before any hedging gains or losses. Accordingly, the increase in royalty expense is a result of its direct correlation to changes in revenue.

Operating Expenses

Operating expenses increased to $5.2 million or $6.11 per boe in the first quarter of 2005, from $2.7 million or $5.63 per boe in the first quarter of 2004.  The increase per boe in operating expenses in the first quarter of 2005 compared to the same period in 2004 is due to a combination of the effects of strategic acquisitions and general service industry cost increases.

Operating Netbacks

Operating netbacks increased to $26.88 per boe for the first quarter of 2005 compared to $24.70 per boe for the first quarter of 2004.  The increase in operating netbacks for the three-month period 2005 over 2004 is primarily a result of higher realized prices.

NETBACKS

	Three months ended March 31
	2005	2004
Total production (boe/d)	9,402	5,288

Crude oil and natural gas liquids ($/bbl)	49.44	42.88
Hedging losses ($/bbl)	(6.30)	—
Natural gas ($/mcf)	6.70	6.06
Hedging losses ($/mcf)	0.06	0.09
Total Price ($/boe)	46.75	40.38
Hedging gains (losses) ($/boe)	(4.36)	0.21
Royalties, net ($/boe)	(9.21)	(9.44)
Operating ($/boe)	(6.11)	(5.63)
Transportation ($/boe)	(0.19)	(0.82)
Operating Netback ($/boe)	26.88	24.70
General and administrative	(0.98)	(1.05)
Interest	(1.29)	(0.75)
Plan of arrangement	(3.97)	—
Unit based compensation	(1.58)	(1.03)
Depletion, depreciation and accretion	(17.81)	(14.34)
Capital taxes	(1.03)	(1.14)
Future taxes	3.65	(2.76)
Non controlling interest	(0.41)	—
Net income ($/boe)	3.46	3.63

Transportation Expenses

Transportation costs for the first quarter of 2005 were $0.2 million or $0.19 per boe in comparison with $0.4 million or $0.82 per boe for the first quarter of 2004. Transportation costs are reflective of the location of the properties, transportation rates and the location where the product is sold. The decrease in transportation costs in 2005 reflects the increase in oil volumes as compared to gas volumes period over period.

General and Administrative Expenses

As a result of StarPoint’s growth, general and administrative (“G&A”) expenses increased to $0.8 million in the first quarter of 2005 compared to $0.5 million in the first quarter of 2004. However, G&A expenses on a per boe basis decreased to $0.98 per boe for the first quarter of 2005 compared to $1.05 per boe in the same period in 2004.  This decrease in G&A expenses is predominantly due to StarPoint’s growth from strategic acquisitions and the integration of these acquisitions due to the economies of scale that were achieved.

During the first quarter of 2005, $0.8 million of costs relating to development activities were capitalized, compared to $0.4 million during the same period of 2004.

Interest Expense

Interest expense for the first quarter of 2005 increased to $1.1 million or $1.29 per boe compared to $0.4 million or $0.75 per boe in the first quarter of 2004. The increase in interest expense for the quarter ended March 31, 2005 over the same period in 2004 is due to higher average levels of debt.  StarPoint makes use of its credit facility for strategic acquisitions and for its successful drilling program during the period.

Plan of Arrangement Costs

The Trust incurred costs related to the Arrangement which have been expensed on the consolidated statement of earnings and accumulated earnings (deficit) including $1.7 million for the termination of the stock option plan which reflects the unexpensed portion of the fair value of the outstanding options, and other transaction costs of $1.6 million.

Unit-based and Stock-based Compensation

In conjunction with the Arrangement the Trust established a Restricted Unit Incentive Plan (“the Plan”) for employees, directors, consultants and other service providers of the Trust and its subsidiaries. The Unit Bonus Plan permits the issuance of up to 5 percent of the aggregate issued and outstanding trust units and exchangeable shares.

The expense incurred in the first quarter of 2005 under the Unit Bonus Plan was $1.3 million or $1.58 per boe, based on a calculation of the value of the restricted units that is recorded as an expense over the vesting period of the restricted units. In comparison, the stock-based compensation expense for the first quarter of 2004 was $0.5 million or $1.03 per boe, utilizing a fair value assessment methodology.

Depletion, Depreciation and Accretion

Depletion and depreciation for the first quarter of 2005 was $14.9 million or $17.53 per boe, as compared to $6.7 million or $14.08 per boe in the first quarter of 2004.  The increase in the depletion and depreciation rate per boe is largely a result of properties acquired under StarPoint’s strategic acquisition plan.

The accretion of the asset retirement obligation was $0.2 million for the first quarter 2005 compared to $0.1 million for the first quarter of 2004. On a boe basis, the accretion expense for the first quarter of 2005 was $0.28 per boe compared to $0.26 per boe in 2004.

Income Taxes

For the first quarter of 2005, StarPoint recorded a capital tax expense of $0.9 million and a future income tax recovery of $3.1 million as compared to $0.5 million of capital tax expense and $1.3 million of future income tax expense recorded in the first quarter of 2004.  The capital tax expense is comprised of the large corporation tax and Saskatchewan capital tax.

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. Cash distributions for the three months ended March 31, 2005 were $15.1 million, reducing StarPoint’s expected future income tax expense and resulting in a recovery for the three months ended March 31, 2005.

Hedging Program

StarPoint enters into commodity price derivative contracts that provide downside price protection, in order to provide some stability of cash flows for operational expenditures and unitholder distributions. Commodity prices fluctuate due to political events, meteorological conditions, disruptions in supply and changes in demand. StarPoint’s Risk Management Policy, as set out by the Board of Directors, allows management to implement a commodity price hedging program.

StarPoint’s financial instruments qualify for hedge accounting, which StarPoint has elected to use. The following tables summarize StarPoint’s hedging relationships:

Fixed price oil swap contracts

	Volume (bbl/d)	Average Price ($CDN/bbl)	Index
Jan 1, 2005 – Dec 31, 2005	3,550	48.90	WTI
Jan 1, 2006 – Dec 31, 2006	3,000	54.38	WTI
Jan 1, 2007 – Dec 31, 2007	563	55.30	WTI

The fair value of the fixed price oil contracts at March 31, 2005 was a loss of $29.3 million.

Fixed price natural gas swap contract

	Volume (GJ/d)	Price ($CDN/GJ)	Index
Feb 1, 2005 – Dec 31, 2005	3,000	7.04	AECO

The fair value of the fixed price natural gas contract at March 31, 2005 was a loss of $0.8 million.

Costless collars

	Volume (GJ/d)	Price ($CDN/GJ)	Index
Apr 1, 2005 – Oct 31, 2005	3,000	6.50 – 7.50	AECO
Nov 1, 2005 – Mar 31, 2006	3,000	7.00 – 9.15	AECO

The fair value of the costless collars at March 31, 2005 was a loss of $0.6 million

Liquidity and Capital Resources

In order to support StarPoint’s growth-oriented business plan, StarPoint’s strategy is to fund its capital expenditure program with cash flows from operations, bank debt, and working capital. As at March 31, 2005, StarPoint had $98.6 million drawn on its $125.0 million demand loan facility with a major Canadian chartered bank.  StarPoint also had a working capital surplus of $8.5 million.  As at March 31, 2005, StarPoint had met all of its covenants pertaining to this loan agreement.

StarPoint executes its growth strategy through strategic property and corporate acquisitions as well as through development activities. Capital expenditures, net of corporate acquisitions were $24.6 million in the first quarter of 2005 compared to $15.0 million in the first quarter of 2004.  The following table details these capital expenditures:

CAPITAL EXPENDITURES

	Three months ended March 31
($ Thousands)	2005	2004
Land and Seismic	800	3,616
Drilling and Development	10,824	11,161
Property acquisitions	12,371	—
Other	620	188
Total	24,615	14,965

Goodwill

StarPoint recorded goodwill of $34.1 million in the first quarter of 2005 as a result of its acquisitions of E3 and Selkirk. In the first quarter of 2004, StarPoint recorded goodwill of $42.3 million pertaining to the acquisition of Upton Resources Inc.

Unitholders’ Equity

As at May 10, 2005, StarPoint had 27.9 million trust units and 1.8 million exchangeable shares outstanding. The exchangeable shares are convertible into trust units at the exchange ratio in effect at the date of conversion. By applying the exchange ratio at May 10, 2005, 1.8 million trust units are issuable upon conversion of the exchangeable shares.

StarPoint has recorded a non-controlling interest attributable to the issued and exchangeable shares of StarPoint Energy Ltd. in accordance with new accounting requirements defined in the Canadian Institute of Chartered Accountants Emerging Issues Committee’s Pronouncement 151, Exchangeable Securities Issued by Subsidiaries of Income Trusts (“EIC-151”). The new standard requires a trust that has a subsidiary with exchangeable shares which are transferable to third parties to recognize these shares as representing a non-controlling interest in a subsidiary. Further discussion can be found under “New Accounting Pronouncements” in this MD&A and in Note 9 to the accompanying unaudited financial statements for the quarter ended March 31, 2005.

The exchangeable shares in StarPoint Energy Ltd. are transferable to third parties and thus represent a non-controlling interest as defined by EIC-151. At March 31, 2005, the non-controlling interest was $4.5 million, with net income attributable to the non-controlling interest of $0.3 million for the period from January 7 to March 31, 2005. As the exchangeable shares are converted to trust units, unitholders’ equity is increased for the book value of the trust units issued.

Cash Distributions

StarPoint declares distributions on a monthly basis, to unitholders of record and distributions are made the following month. The actual distribution is determined by the Board of Trustees and is dependent upon the commodity price environment, production levels, and cash flow requirements to fund capital expenditures.

As at March 31, 2005, $9.8 million cash distributions have been paid and another $5.4 million have been declared since the inception of StarPoint as a trust on January 7, 2005.

Summary of Quarterly Results

	2005	2004				2003
($Thousands except per unit amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3 (1)
Production revenue (2)	35,873	27,734	27,666	27,112	19,320	4,588	251
Net income (loss)	2,924	(142)	2,323	2,496	1,728	(164)	(387)
Per share – basic (3)	$0.12	$0.00	$0.11	$0.12	$0.10	$0.01	$(0.07)
Per share – diluted (3)	$0.11	$0.00	$0.10	$0.11	$0.09	$0.00	$(0.07)
Production (boe/d)	9,402	7,493	7,382	7,027	5,288	1,421	261
Cash flow from operations (4)	18,211	12,793	14,013	14,134	10,360	2,134	98
Per share – basic (3)	$0.74	$0.62	$0.68	$0.70	$0.58	$0.18	$0.02
Per share – diluted (3)	$0.66	$0.50	$0.55	$0.59	$0.50	$0.15	$0.02

(1)           StarPoint Energy Ltd. began active operations September 5, 2003, therefore comparative amounts in third quarter of 2003 represent a period less than a full quarter.

(2)           Production revenue reported is net of hedging.

(3)           The shares outstanding for each quarter prior to the one ending March 31, 2005 have been converted on a 4 to 1 basis to reflect the exchange of each share of StarPoint Energy Ltd. for either 0.25 trust units or 0.25 exchangeable shares.

(4)           “Cash flow from operations” should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles (“GAAP”) as an indicator of StarPoint’s performance.  “Cash flow from operations” represents cash flow from operating activities prior to changes in non-cash working capital.  StarPoint’s determination of cash flow from operations may not be comparable to that found in the consolidated statements of cash flows in the unaudited interim financial statements.  StarPoint also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

Newly Adopted Accounting Policies

Exchangeable Shares

On January 19, 2005, the Canadian Institute of Chartered Accountants Emerging Issues Committee issued Pronouncement 151, Exchangeable Securities Issued by Subsidiaries of Income Trusts (“EIC-151”), effective for financial statements issued on or after June 30, 2005.  Under this standard, exchangeable shares issued by a subsidiary of an income trust are presented as non-controlling interest unless certain conditions are met. The exchangeable shares of StarPoint Energy Ltd. are presented as a non-controlling interest on the consolidated balance sheet because they fail to meet the non-transferability criteria in order for them to be classified as equity. A non-controlling interest charge is made to net earnings equivalent to the non-controlling interest’s proportionate share of the Trust’s consolidated net income with a corresponding increase to the non-controlling interest on the balance sheet.

Unit-Based Compensation Plan

StarPoint’s unit-based compensation plan is described in Note 10 to the financial statements. The restricted units granted under the plan are accounted for based upon the price of trust units at the grant date of the restricted units. This underlying value at the grant date is expensed over the vesting period, as is the value of the accumulated distributions received during the period, with a corresponding increase to contributed surplus for the total charge.

Business Conditions and Risks

The business of exploration, development and acquisition of oil and natural gas reserves involves a number of uncertainties and as a result, StarPoint is exposed to a number of risks inherent in the oil and natural gas industry.  Operationally, StarPoint faces risks that are associated with finding, developing and producing oil and natural gas reserves.  These include risks associated with drilling, economic risk, environmental and safety concerns and access to processing facilities.  The financial risks that are not within the StarPoint’s control include the fluctuations in national and international commodity prices, exchange rates and interest rates. StarPoint mitigates risk through the competence of its management team, adequate insurance coverage and safety and environmental programs that meet or exceed regulations.

Additional Information

Additional information relating to StarPoint, including StarPoint’s Annual Information Form (“AIF”) and previously issued financial statements can be found on SEDAR at www.sedar.com.

StarPoint Energy Trust

Consolidated Balance Sheets

($ Thousands)	March 31, 2005	December 31, 2004
	(Unaudited)	(Audited)
Assets
Current
Accounts receivable	44,411	39,605
	44,411	39,605

Property and equipment (note 5)	353,572	242,650
Goodwill	121,760	87,627
Total assets	519,743	369,882

Liabilities
Current
Accounts payable and accrued liabilities	30,541	46,447
Cash distributions payable	5,367	—
Bank loan (note 6)	98,611	74,167
	134,519	120,614

Asset retirement obligation (note 7)	16,804	13,375
Future income taxes (note 8)	54,574	40,170
Total liabilities	205,897	174,159

Non-controlling interest
Exchangeable shares (note 9)	4,489	—

Unitholders’ Equity
Unitholders’ equity (note 10)	314,364	186,220
Contributed surplus (note 10)	1,333	3,649
Accumulated cash distributions	(15,118)	—
Accumulated earnings	8,778	5,854
Total unitholders’ equity	309,357	195,723
Commitments (note 12)
Subsequent events (note 13)
Total liabilities and unitholders’ equity	519,743	369,882

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income and

 Accumulated Earnings (Deficit)

 (Unaudited)

	Three months ended
($ Thousands except per unit amounts)	March 31, 2005	March 31, 2004

Revenue
Petroleum and natural gas	35,873	19,320
Royalties	(7,799)	(4,490)
	28,074	14,830

Expenses
Operating	5,172	2,679
Transportation	160	388
General and administrative	828	500
Interest	1,094	359
Plan of arrangement (note 3)	3,357	—
Unit based compensation (note 10)	1,333	489
Depletion, depreciation and accretion	15,077	6,827
	27,021	11,242
Income before taxes	1,053	3,588
Taxes
Capital taxes	874	544
Future income tax expense (recovery) (note 8)	(3,092)	1,316
	(2,218)	1,860
Net income before non-controlling interest	3,271	1,728
Non-controlling interest (note 9)	347	—
Net income	2,924	1,728

Accumulated earnings (deficit), beginning of period	5,854	(551)
Accumulated earnings, end of period	8,778	1,177

Net income per trust unit (note 10)
Basic	0.12	0.10
Diluted	0.11	0.09
Weighted average number of trust units
Basic	24,665	18,017
Diluted	27,751	20,896

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

 (Unaudited)

	Three months ended
($ Thousands)	March 31, 2005	March 31, 2004

Cash flows related to the following activities

Operating Activities
Net income for the period	2,924	1,728
Costs relating to plan of arrangement	1,622	—
Unit-based compensation	1,333	489
Depletion, depreciation and accretion	15,077	6,827
Future income taxes	(3,092)	1,316
Non-controlling interest	347	—
	18,211	10,360

Change in non-cash working capital	(22,906)	(2,448)
	(4,695)	7,912

Financing Activities
Bank loan – repayments	(8,243)	(36,660)
Bank loan – drawdowns	24,444	33,017
Trust units / common shares issued (net of issue costs)	83,752	17,655
Cash distributions paid	(9,751)	—
Change in non-cash working capital	(5,367)	—
	84,835	14,012

Investing Activities
Capital expenditures	(24,615)	(14,965)
Corporate acquisitions, net of cash acquired	(61,110)	(125)
Change in non-cash working capital	5,585	(6,834)
	(80,140)	(21,924)
Change in cash and cash equivalents	—	—
Cash and cash equivalents, beginning of period	—	—
Cash and cash equivalents, end of period	—	—

 Supplemental information (note 11)

 See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Three months ended March 31, 2005.

Business and Basis of Presentation

StarPoint Energy Trust (“StarPoint” or the “Trust”) is an open-ended, unincorporated investment trust governed by the laws of the province of Alberta. The Trust was established as part of a Plan of Arrangement (the “Arrangement”) that became effective on January 7, 2005.

The Arrangement gave effect to the transaction contemplated by the agreement entered into on October 4, 2004 by StarPoint Energy Ltd. and E3 Energy Inc. (“E3”) under which the two companies combined to create the Trust and a new publicly listed exploration and production company, Mission Oil & Gas Inc. (“Mission”). The Arrangement resulted in StarPoint Energy Ltd.’s shareholders receiving 0.2500 trust units or exchangeable shares of the Trust and 0.1111 of a share of Mission, and E3 shareholders receiving 0.1100 trust units or exchangeable shares of the Trust and 0.0488 of a share of Mission.

The conversion of StarPoint Energy Ltd. to a Trust has been accounted for as a continuity of interest. Accordingly, the consolidated financial statements for 2005 and 2004 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by StarPoint Energy Ltd. The three months ended March 31, 2004 reflect the results of operations and cash flows and its subsidiaries prior to the Arrangement. Due to the conversion into an energy trust, certain information included in the consolidated financial statements for prior periods may not be directly comparable.

The term “units” has been used to identify both the trust units and exchangeable shares of the Trust issued on or after January 7, 2005 as well as the common shares of StarPoint Energy Ltd. outstanding prior to the conversion on January 7, 2005.

Unless otherwise stated, tabular dollar amounts presented in these notes are in thousands of Canadian dollars.

Principles of Consolidation

The consolidated financial statements include the accounts of StarPoint and its subsidiaries, all of which are wholly owned: StarPoint Energy Ltd., StarPoint Commercial Trust (the “Subtrust”), StarPoint Energy Partnership, Trend Energy Inc. (“Trend”), and Upton Resources USA Inc.

1.                                      Summary of Significant Accounting Policies

The interim consolidated financial statements of the Trust have been prepared following the same accounting policies and methods of computation utilized in the consolidated financial statements of StarPoint Energy Ltd. for the year ended December 31, 2004, and those utilized in the consolidated financial statements of the Trust for the year ended December 31, 2004, except as described below in Note 2. The disclosures provided in the financial statements for the three months ended March 31, 2005 are incremental to and should be read in conjunction with the Trust’s audited financial statements for the period ending December 31, 2004, and StarPoint Energy Ltd.’s audited consolidated financial statements for the year ended December 31, 2004. The disclosures in these interim, unaudited consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements.

2.                                      Accounting Policies

Exchangeable Shares

On January 19, 2005, the Canadian Institute of Chartered Accountants Emerging Issues Committee issued Pronouncement 151, Exchangeable Securities Issued by Subsidiaries of Income Trusts (“EIC-151”), effective for financial statements issued on or after June 30, 2005.  Under this standard, exchangeable shares issued by a subsidiary of an income trust are presented as non-controlling interest unless certain conditions are met. The exchangeable shares of StarPoint Energy Ltd. are presented as a non-controlling interest on the consolidated balance sheet because they fail to meet the non-transferability criteria in order for them to be classified as equity. A non-controlling interest charge is made to net income equivalent to the non-controlling interest’s proportionate share of the Trust’s consolidated net income with a corresponding increase to the non-controlling interest on the balance sheet.

Unit-Based Compensation Plan

StarPoint’s unit-based compensation plan is described in Note 10. The restricted units granted under the plan are accounted for based upon the price of trust units at the grant date of the restricted units. This underlying value at the grant date is expensed over the vesting period, as is the value of the accumulated distributions received during the period, with a corresponding increase to contributed surplus for the total charge.

3.                                      Plan of Arrangement

The Trust was established as part of the Arrangement which became effective January 7, 2005. The Arrangement resulted in the shareholders of StarPoint Energy Ltd. and E3 receiving trust units in the Trust and shares in a new publicly listed exploration and production company, Mission.

Shareholders of both StarPoint Energy Ltd. and E3 received common shares of Mission and at their election, either units of the Trust, which pay monthly cash distributions, or exchangeable shares which may be exchanged into units of the Trust.

StarPoint Energy Ltd. was deemed the acquirer of E3 and consequently the Trust has accounted for E3 as an acquisition using the purchase method of accounting as follows:

	E3 Energy Inc.	Mission Oil & Gas Inc.
Consideration
Fair value of options assumed	4,096	—
Trust units issued / Net assets transferred	61,573	(22,407)
Acquisition costs	800	—
	66,469	(22,407)

	E3 Energy Inc.	Mission Oil & Gas Inc.
Purchase Price at Fair Value
Property and equipment	70,733	(21,061)
Goodwill	20,808	—
Working capital	433
Bank debt	(8,243)	—
Asset retirement obligation	(1,841)	751
Future income taxes	(15,421)	(2,097)
	66,469	(22,407)

The Trust incurred costs related to the Arrangement which have been expensed on the consolidated statement of earnings and accumulated earnings (deficit) including $1.7 million for the termination of the stock option plan which reflects the unexpensed portion of the fair value of the outstanding options, and other transaction costs of $1.6 million.

4.                                      Business Combinations

Selkirk Energy Partnership

Effective January 28, 2005, StarPoint Energy Ltd. acquired all of the issued and outstanding shares of four private corporations for cash consideration of $68.5 million.  Together, the private corporations owned 100 percent of the interests in Selkirk Energy Partnership.

The acquisition was accounted for using the purchase method of accounting as follows:

Consideration
Cash	68,022
Transaction costs	450
Total consideration	68,472

Purchase Price at Fair Value
Property and equipment	50,011
Goodwill	13,325
Cash on hand	8,162
Working capital	(2,388)
Asset retirement obligation	(638)
68,472

5.                                      Property and Equipment

	March 31, 2005			December 31, 2004
	Cost	Accumulated Depletion and Depreciation	Net Book Value	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum & natural gas properties	405,528	52,403	353,125	280,389	38,182	242,207
Administrative assets	1,175	728	447	555	112	443
	406,703	53,131	353,572	280,944	38,294	242,650

The calculation of the 2005 depletion and depreciation expense excludes undeveloped land costs and salvage values of $28.8 million (March 31, 2004 - $41.0 million). Future development costs of $17.7 million (March 31, 2004 - $17.0 million) were included in the depletion calculation.

During the three months ended March 31, 2005, StarPoint capitalized $0.8 million (March 31, 2004 - $0.4 million) of general and administrative costs relating to exploration and development activities.

6.                                      Bank Loan

On March 31, 2005, the Trust had a $125.0 million revolving operating credit facility. The credit facility is available on a revolving basis for a term of 364 days. The facility bears interest at the bank’s prime rate per annum.  StarPoint has pledged as collateral a $250.0 million first priority floating charge, demand debenture over all of the assets of the Trust. The borrowing base under the credit facility will be re-determined by the lender on a semi-annual basis or upon the acquisition or disposition of assets beyond certain defined limits.

At March 31, 2005, $98.6 million had been drawn on this facility. As at March 31, 2005 and to date, StarPoint had met all covenants pertaining to its loan agreement.

7.                                      Asset Retirement Obligation

The total future asset retirement obligation was estimated based on StarPoint’s net ownership interest in all of its wells and facilities, estimated costs to reclaim and abandon the wells and facilities, and the estimated timing of the costs to be incurred in future periods.  StarPoint has estimated the net present value of its total asset retirement obligations to be $16.8 million as at March 31, 2005 based on a total future liability of $24.6 million.  These payments are expected to be made over the foreseeable future with the majority of costs incurred between now and 2012.  StarPoint’s credit adjusted risk-free rate of six percent and an inflation rate of two percent per annum were used to calculate the net present value of the asset retirement obligation.

The following table reconciles StarPoint’s total asset retirement obligation:

	Three months ended	Year ended
	March 31, 2005	December 31, 2004
Asset retirement obligation, beginning of period	13,375	2,052
Liabilities acquired (net of dispositions)	1,728	10,000
Liabilities incurred	1,461	638
Accretion expense	240	685
Asset retirement obligation, end of period	16,804	13,375

8.                                      Income Taxes

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. Cash distributions for the three months ended March 31, 2005 were $15.1 million, reducing StarPoint’s expected future income tax expense and resulting in a recovery for the three months ended March 31, 2005 of $3.1 million.

9.                                      Non-Controlling Interest

The exchangeable shares of StarPoint Energy Ltd. are exchangeable at any time into trust units at the option of the holder, based on the exchange ratio in effect. Exchangeable shares may only be held by Canadian residents. Holders of exchangeable shares do not receive distributable cash from the Trust. Rather, on each distribution payment date, the number of trust units into which one exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. The number of trust units issuable upon conversion is based on the exchange ratio in effect on the date of conversion.

	Number of shares	Amount ($000s)
Issued for common shares, January 7, 2005	3,494,595	6,810
Exchanged for trust units	(1,368,367)	(2,668)
Non-controlling interest in income	—	347
Balance, March 31, 2005	2,126,228	4,489
Exchange ratio, March 31, 2005	1.02076	—
Trust units issuable upon conversion	2,170,368	4,489

10.                               Unitholders’ Equity

(i)                                    Authorized

(i)                                     An unlimited number of common voting units;

(ii)                                  An unlimited number of special voting units; and

(iii)                               An unlimited number of exchangeable shares.

(ii)                                Issued and Outstanding Trust Units and Common Shares

Common Shares	Issued	Amount ($000s)
Balance, December 31, 2004	83,133,251	186,220

Trust Units
Conversion to trust units and exchangeable shares	24,092,852	229,482
Reclassification of exchangeable shares	(3,494,595)	(6,810)
Reclassification of contributed surplus as at January 7, 2005	—	5,272
Unit issue costs	—	(4,455)
Trust units outstanding as at January 7, 2005, after Arrangement	20,598,257	223,489

Issued for cash	3,760,000	67,680
Issued on termination of stock option plan	1,534,021	19,777
Issued on conversion of exchangeable shares	1,368,367	2,668
Issued pursuant to the distribution reinvestment plan	144,827	4,134
Effect of exchange ratio on conversion of exchangeable shares	3,773	—
Unit issue costs	—	(3,384)
Balance, March 31, 2005	27,409,245	314,364

Exchangeable shares issued and exchanged are disclosed in Note 9.

(iii)                            Stock-based Compensation

On January 7, 2005, StarPoint began operations as a trust. As a result, the predecessor stock-based compensation arrangement was wound-up, resulting in the redemption or cancellation of all outstanding stock-based compensation arrangements. The termination of the stock option plan resulted in an expense of $1.6 million during the first quarter of 2005, reflecting the unexpensed portion of the fair value of the outstanding options.

(iv)                             Unit-based Compensation

StarPoint has adopted a Restricted Unit Bonus Plan (the “Unit Bonus Plan”). The restricted units issued vest and become available for redemption into equivalent amounts of trust units over three years. In addition to the granting of the restricted units, the restricted unitholders receive an amount equivalent to the distributions made to trust unitholders. The Unit Bonus Plan permits the issuance of up to 5 percent of the aggregate issued and outstanding trust units and exchangeable shares.

In the first quarter of 2005, 443,500 restricted units were issued under the Unit Bonus Plan. As a result of the restricted units that have been issued and the value of the distributions restricted unitholders are entitled to, $1.3 million was recorded as an expense during the three months ended March 31, 2005, with a corresponding amount recorded as contributed surplus.

(v)                                 Per Unit Amounts

The shares outstanding at March 31, 2004 have been converted on a 4 to 1 basis to reflect the exchange of each share of StarPoint Energy Ltd. for either 0.25 trust units or 0.25 exchangeable shares.

11.                               Supplemental Cash Flow Information

Interest and taxes paid:

	Three months ended
	March 31, 2005	March 31, 2004
Income and other taxes paid	600	37
Interest paid	1,094	359

12.                               Financial Instruments

Risk Management

The nature of StarPoint’s operations results in exposure to fluctuations in commodity prices, exchange rates and interest rates.  StarPoint monitors these exposures and when appropriate, uses derivative financial instruments to manage its exposure to these risks.  StarPoint is exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments.  StarPoint deals only with major financial institutions and does not anticipate non-performance by the counterparties.

The following tables summarize StarPoint’s hedging position at March 31, 2005:

Fixed price oil swap contracts:

		Average Price
	Volume (bbl/d)	($CDN/bbl)	Index
Jan 1, 2005 – Dec 31, 2005	3,550	48.90	WTI
Jan 1, 2006 – Dec 31, 2006	3,000	54.38	WTI
Jan 1, 2007 – Dec 31, 2007	563	55.30	WTI

The fair value of the fixed price oil contracts at March 31, 2005 was a loss of $29.3 million.

Fixed price natural gas swap contract:

	Volume (GJ/d)	Price ($CDN/GJ)	Index
Feb 1, 2005 – Dec 31, 2005	3,000	7.04	AECO

The fair value of the fixed price natural gas contract at March 31, 2005 was a loss of $0.8 million.

Costless collars:

	Volume (GJ/d)	Price ($CDN/GJ)	Index
Apr 1, 2005 – Oct 31, 2005	3,000	6.50 – 7.50	AECO
Nov 1, 2005 – Mar 31, 2006	3,000	7.00 – 9.15	AECO

The fair value of the costless collars at March 31, 2005 was a loss of $0.6 million.

13.                               Subsequent Events

(i)                                    Combination Agreement

On April 13, 2005, StarPoint and APF Energy Trust (“APF”) entered into a combination agreement (the “Combination Agreement”) providing for the combination of StarPoint and APF into a single trust to be managed by StarPoint’s existing management team (the “Combined Trust”).  The Combined Trust will continue under the name StarPoint Energy Trust. The closing of the Combination Agreement is subject to approval by APF unitholders.

Under the terms of the Combination Agreement, each APF unit issued and outstanding will be exchanged for 0.63 of a StarPoint unit on a tax-deferred rollover basis for Canadian residents. Prior to the combination, in a separate transaction, APF unitholders will be given the right to receive common shares in Rockyview Energy Inc. (“Rockyview”), a new junior exploration company with approximately 1,000 boe per day of primarily natural gas production focused in Central Alberta.  The existing APF management team will manage Rockyview.

StarPoint will be deemed the acquirer of APF and consequently StarPoint will account for APF as an acquisition using the purchase method of accounting. The purchase price equation will be known upon the closing of the transaction, which is anticipated to be on or before the end of June 2005.

(ii)                                Proposed Acquisition

On May 9, 2005 StarPoint entered into an agreement with EnCana Corporation (the “EnCana Acquisition”) to acquire crude oil properties located in Central and Southern Alberta for total cash consideration of $392 million, after certain closing adjustments. The acquisition has an effective date of May 1, 2005 and is expected to close on or about June 30, 2005, subject to finalization and approval by each party.  StarPoint has made a five percent non refundable deposit and, under certain circumstances, has agreed to pay a five percent non-completion fee.

In connection with the EnCana Acquisition, StarPoint has entered into an agreement to sell 16,400,000 subscription receipts (“Subscription Receipt”) at $18.00 per Subscription Receipt for gross proceeds of $295.2 million. StarPoint has also agreed to sell $60.0 million of 6.5% convertible extendable subordinated debentures (the “Debentures”). The Debentures will mature on July 31, 2010 and will be convertible into approximately 50.6325 StarPoint trust units per $1,000 face amount of the Debenture, at any time, at the option of the holder, representing a conversion price of $19.75 per trust unit.

StarPoint has granted the underwriters an option to purchase up to an additional 1,400,000 Subscription Receipts at $18.00 per Subscription Receipt.

Corporate Information

Directors
James Bertram (1) (2) (4)
Paul Colborne (4)
Fred Coles (3)
James M. Pasieka (2) (3)
Rob Peters (1) (2)
Paul Starnino (1) (3) (4)

(1)                                 Member of the Audit Commttee

(2)                                 Member of the Compensation Committee

(3)                                 Member of the Reserves Commtee

(4)                                 Member of the Health, Safety and Environment Committee

Officers
Paul Colborne
President and
Chief Executive Officer
Brett Herman
Vice President, Finance and
Chief Financial Officer
Graham Kidd
Vice President, Corporate Development
Murray Mason
Vice President, Production
Curt Ziemer
Controller

James M. Pasieka
Corporate Secretary

Head Office
Suite 3900, 205 Fifth Avenue SW
Calgary, Alberta T2P 2V7
Telephone:	(403) 268-7800
Facsimile:	(403) 263-3388
Website:	www.spnenergy.com

Banker
Bank of Montreal

Auditor
KPMG LLP

Legal Counsel
Heenan Blaikie LLP

Evaluation Engineers
Sproule Associates Limited

Investor Relations
Registrar and Transfer Agent
Investors are encouraged to
contact StarPoint’s Transfer Agent
for information regarding their
security holdings:

Olympia Trust Company
Suite 2300, 125 Ninth Avenue SW
Calgary, Alberta T2P 0P6
Telephone:	(403) 261-0900
Facsimile:	(403) 265-1455
Website:	www.olympiatrust.com

Stock Exchange
Toronto Stock Exchange
Trading Symbol “SPN.UN”